Exhibit 99.1

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS FIRST QUARTER FISCAL 2024 RESULTS

HONG KONG – October 20th , 2023 – Highway Holdings Limited (Nasdaq: HIHO) today reported financial results for the first quarter of fiscal year 2024.

Net sales for the quarter ended June 30, 2023 were $1.35 million compared with $2.94 million in the first quarter of fiscal year 2023. Net loss for the first quarter of fiscal year 2024 was $338,000, or $0.08 per diluted share, compared with net income of $390,000, or $0.09 per diluted share, in the first quarter of fiscal year 2023.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are still dealing with the fallout of the previous COVID pandemic. Most of our sales are to manufacturers of household related products. Hidden behind the COVID supply chain problems was actually a big boom for our customers’ products, as demand for home and household related products increased as people utilized their time at home to improve their living spaces. Once the COVID restrictions were released worldwide, there was a surge in travel as people left their homes and resumed outdoor and recreational activities. As a result, demand fell significantly for home and household-related products, leaving a big buying hole where many of our customers had previously benefitted.”

“The negative impact of this demand boom-to-bust cycle was made worse by the ongoing Russia/Ukraine war, global inflation and continuing severe supply chain constraints, which affected industries worldwide and led to material and product shortages, significant delays, and much higher transportation costs. We tried to work closely with our customers to support their forecasts during this challenging period, including substantially increasing our inventories in an effort to solve or prevent customer shortages. This led to overordering and very high inventory levels at certain customers, as well as suppliers, including us.”

“All of these factors taken together caused a sudden breakdown of our business, which started in our last fiscal 4th quarter and became worse in the current fiscal year, which resulted in a 54% decline in our sales in the first quarter of fiscal 2024. Based on discussions with customers, we expect that this prolonged challenging environment will negatively impact our business for at least the next 6-12 months. Given the outlook for continued negative business headwinds, we have taken decisive action to reduce our operating costs, including salary reductions for senior management, reduction in rental space in Hong Kong and China, and the reduction of all non-essential expenses. We have previously operated in challenging environments, and we believe that by taking immediate and significant cost-saving actions, we will be better able to operate and ultimately emerge from this severe business downturn. Importantly, because we have been conservative with our spending in the past, we are well prepared with a healthy cash safety cushion, and we expect to emerge one of the winners when business conditions return to normal and to reap the benefits in the longer-term.”

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Select Additional First Quarter Fiscal 2024 Financial Results:

Gross profit for the first quarter of fiscal year 2024 was $377,000, or 28%, compared with $1,052,000 and 35.7%, respectively, in the first quarter of fiscal year 2023. The Company noted that the periods are not comparable, as the fiscal 2023 quarter benefitted from reduced rental expenses provided by the Chinese government and some salary subsidies provided by the Hong Kong government to the Company.

Selling, general and administrative expenses for the first quarter of fiscal year 2024 were higher by $90,000 than in the fiscal 2023 quarter despite the Company’s heavy cost cutting actions, because the year ago period’s expenses were decreased by the above mentioned benefits of reduced rental expenses provided by the Chinese government and some salary subsidies provided by the Hong Kong government, which in most cases were reversed in the current first quarter of fiscal year 2024.

The Company realized a currency exchange gain of $17,000 in the first quarter of fiscal year 2024, compared to an exchange gain of $18,000 in the first quarter of fiscal year 2023, as higher interest rates offset weakness in the RMB.

Highlighting the Company’s solid financial position, it ended the first quarter of fiscal year 2024 with $6.8 million of cash and cash equivalents, which exceeded its combined short- and long-term liabilities by $1.7 million. At June 30, 2023, the Company had working capital of $6 million, with a current ratio of 2.6:1, and total shareholders’ equity of $7.5 million, compared to $8.2 million as of March 31, 2023.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the remaining impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

# # #

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York office : +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income
(In thousands of U.S. dollars, except for shares and per share data)

(Unaudited)

	Fiscal First Quarter Ended
	June 30,
	2023	2022
Net sales	$1,347	$2,942
Cost of sales	970	1,890
Gross profit	377	1,052
Selling, general and administrative expenses	777	687
Operating income (loss)	(400)	365

Non-operating income (expense):

Exchange gain (loss), net	17	18
Interest income	40	4
Gain (loss) on disposal of assets	-	-
Other income (expense)	-	5
Total non-operating income (expenses)	57	27

Net income (loss) before income taxes	(343)	392
Income taxes	3	4
Net income (loss)	(340)	396

Less: net gain/(loss) attributable to non-controlling interests	(2)	6

Net income/(loss) attributable to Highway Holdings Limited’s	$(338)	$390
Shareholders

Net income (loss) per share – Basic	$(0.08)	$0.10
Net income (loss) per share - Diluted	$(0.08)	$0.09
Weighted average number of shares outstanding:
Basic	4,248	4,036
Diluted	4,248	4,279

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands of U.S. dollars)

	(Unaudited) June 30,	(audited) March 31,
	2023	2023
Current assets:
Cash and cash equivalents	$6,841	$6,952
Accounts receivable, net of doubtful accounts	1,148	1,886
Inventories	1,513	1,413
Prepaid expenses and other current assets	261	406
Income tax recoverable	7	3
Total current assets	9,770	10,660

Goodwill, net	-	-
Property, plant and equipment, net	344	401
Operating lease right-of-use assets	2,281	2,514
Long-term deposits	203	213
Long-term loan receivable	95	95
Total assets	12,693	13,883

Current liabilities:
Accounts payable	$397	$928
Operating lease liabilities, current	556	573
Accrued expenses and other liabilities	1,839	1,991
Income tax payable	543	568
Dividend payable	439	1
Total current liabilities	3,774	4,061

Operating lease liabilities, non-current	1,284	1,482
Deferred income taxes	104	107
Long-term accrued expenses	17	17
Total liabilities	5,179	5,667

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	41
Additional paid-in capital	12,100	12,003
Accumulated deficit	(4,175)	(3,396)
Accumulated other comprehensive income (loss)	(465)	(444)
Non-controlling interest	10	12
Total shareholders’ equity	7,514	8,216

Total liabilities and shareholders’ equity	$12,693	$13,883

NEWS RELEASE

HIGHWAY HOLDINGS REPORTS SECOND QUARTER FISCAL YEAR 2024 RESULTS

HONG KONG — October 23rd , 2023— Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today reported results for the second quarter of fiscal year 2024 and the six months ended September 30, 2023.

Reflecting the significantly negative impact of the post-COVID boom and bust cycle on Highway Holdings’ customers’ demand levels, which was made worse by the compounding effect of the ongoing Russia/Ukraine war and global inflation, net sales for the second quarter of fiscal year 2024 were $1.3 million, compared with $3.0 million in the year ago period. While still able to maintain profitability, the negative operating environment led to a reduction in net income for the second quarter of fiscal year 2024 to $213,000, or $0.05 per diluted share, compared with a net income of $396,000, or $0.10 per diluted share in the year ago period. The Company cautions that the net income comparison should not be viewed by investors as an accurate measure of normalized operations because the year ago period benefitted from reduced rental expenses provided by the Chinese government and some salary subsidies provided by the Hong Kong government to the Company. In addition, the second quarter of fiscal year 2024 benefitted from the reversal of approximately 80% of a bad debt reserve following the collection of amounts that had been outstanding for almost two years.

Net sales for the first half of fiscal year 2024 were only $2.7 million, compared with $6 million in the year-ago period. Net loss for the first half of fiscal year 2024 was $125,000, or $0.03 per diluted share, compared with net income of $783,000 or $0.19 per diluted share in the year-ago period.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, noted, “We are experiencing an extremely difficult operating environment, with pressure across all points of our business. We took action to reduce costs where opportunities existed, which helped us to reduce our expenses. In addition, we benefitted from a one-time reversal of previously taken provisions for potential bad debts. The combination of the negative impact of the COVID boom and bust cycle, demand reduction related to the ongoing Russia/Ukraine war, global inflation, and severe supply constraints, however, had too great a negative impact on customer demand and ultimately our topline revenue. Despite the incredibly challenging environment, we have recently started to see some positive signs. In particular, we expect to benefit from a resumption in demand from one of our larger customers, Playmaji, Inc., which owns the Polymega game console business. Playmaji recently announced that it has entered into a partnership with, and has received a minority investment from Atari. Based on discussions with Playmaji, a return to full production in Q3 2023 is anticipated, with regular deliveries to customers and distributors to continue thereafter. Importantly, the improved situation allowed the customer to pay us in full all outstanding owed amounts that were held on record for approximately two years, which resulted in the above-noted reversal of a bad debt reserve.”

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“We are cautiously optimistic that we have come through the worst part of this cycle. We believe that we have a healthy balance sheet that will enable us to emerge successful over the long-term as the business environment further improves. We are fully committed to building value for the Company and our shareholders, as we continue to build on our track record of success over the long-term.”

Select Additional Financial Results:

Gross profit for the second quarter of fiscal year 2024 was $383,000 compared with $1,099,000 a year ago mainly due to the decline in sales. Gross profit as a percentage of sales for the second quarter of fiscal year 2024 was 29.0 percent, compared to 36.1 percent in the year ago period. Gross profit for the first half of fiscal year 2024 was $760,000 compared with $2.1 million in the year ago period. Gross profit as a percentage of sales for the first half of fiscal year 2024 was 28.5 percent compared with 35.9 percent in the year ago period. The Company noted these comparisons are not very meaningful due to the production, supply chain, logistics and overall business disruptions related to the COVID boom and bust cycle, and the above noted non-recurring salary and rental benefits the Company received in the year ago period, which benefits the Company did not receive in the current fiscal year period.

Selling, general and administrative expenses for the second quarter of fiscal year 2024 decreased to $272,000 from $716,000, reflecting the above-noted bad debt provision reversal, combined with the Company’s major cost cutting actions. The year ago period included the above mentioned benefits of reduced rental expenses provided by the Chinese government and some salary subsidies provided by the Hong Kong government to the Company, which did not repeat in the current second quarter of fiscal year 2024.

Net income for the second quarter of fiscal year 2024 reflects a currency exchange gain of $14,000 compared to a $6,000 gain in the year ago period. The Company reported a currency exchange gain of $31,000 for the first half of fiscal year 2024, compared with a $24,000 gain in the year ago period.

The Company had interest income of approximately $53,000 for the second quarter of fiscal year 2024, and interest income of approximately $93,000 for the first half of fiscal year 2024 due to the increase in interest rates.

The Company’s balance sheet remains strong, with $12.3 million dollar of total assets and cash and cash equivalents in excess of $7.0 million, or approximately $1.62 per diluted share. The cash and cash equivalent amount exceeded all of its short- and long-term liabilities by approximately $2.4 million. Total shareholders’ equity at September 30, 2023, was $7.7 million, or $1.80 per diluted share.

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar, and Shenzhen, China. For more information visit website www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

# # #

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2023	2022	2023	2022

Net sales	$1,322	$3,043	$2,669	$5,984
Cost of sales	939	1,944	1,909	3,835
Gross profit	383	1,099	760	2,149

Selling, general and administrative expenses	272	716	1,049	1,403
Operating income	111	383	(289)	746

Non-operating items

Exchange gain /(loss), net	14	6	31	24
Interest income	53	15	93	19
Gain/(Loss) on disposal of assets	13	6	13	6
Other income/(expenses)	6	0	6	5
Total non-operating income/ (expenses)	86	27	143	54

Net income before income tax and non-controlling interests	197	410	(146)	800
Income taxes	3	(8)	6	(5)
Net income before non-controlling interests	200	402	(140)	795
Less: net gain attributable to non-controlling interests	(13)	6	(15)	12
Net income attributable to Highway Holdings Limited’s shareholders	213	396	(125)	783

Net Gain/ (loss) per share – Basic	$0.05	$0.10	$(0.03)	$0.19
Net Gain/ (loss) per share - Diluted	$0.05	$0.10	$(0.03)	$0.19

Weighted average number of shares outstanding
Basic	4,219	4,072	4,345	4,046
Dilute	4,235	4,165	4,345	4,158

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	(unaudited) Sept 30,	(audited) Mar 31,
	2023	2023
Current assets:
Cash and cash equivalents	$7,051	$6,952
Accounts receivable, net of doubtful accounts	667	1,886
Inventories	1,563	1,413
Prepaid expenses and other current assets	308	406
Income tax recoverable	3	3
Total current assets	9,592	10,660

Property, plant and equipment, (net)	336	401
Operating lease right-of-use assets	2,125	2,514
Long-term deposits	201	213
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$12,349	$13,883

Current liabilities:
Accounts payable	$362	$928
Operating lease liabilities, current	563	573
Other liabilities and accrued expenses	1,857	1,991
Income tax payable	540	568
Dividend payable	32	1
Total current liabilities	3,354	4,061

Long term liabilities :
Operating lease liabilities, non-current	1,139	1,482
Deferred income taxes	101	107
Long terms accrued expenses	17	17
Total liabilities	4,611	5,667

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	44	41
Additional paid-in capital	12,150	12,003
Accumulated deficit	(3,960)	(3,396)
Accumulated other comprehensive income/(loss)	(493)	(444)
Non-controlling interest	(3)	12
Total shareholders’ equity	7,738	8,216

Total liabilities and shareholders’ equity	$12,349	$13,883

NEWS RELEASE

Highway Holdings Declares $0.05 Cash Dividend per Share

HONG KONG – November 16, 2023 – Highway Holdings Limited (Nasdaq: HIHO, “the Company” or “Highway Holdings”) today announced the Company’s Board of Directors declared a cash dividend of $0.05 per common share. The dividend will be paid on December 23, 2023 to shareholders of record on November 30, 2023.

Roland Kohl, chairman, president and chief executive officer of Highway Holdings, commented, “We are pleased to be rewarding all shareholders despite the very difficult business environment the past few quarters. The Company has maintained its financial strength and we are confident about its long-term business.”

About Highway Holdings Limited

Highway Holdings is an international manufacturer of a wide variety of quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China. For more information, visit the Company’s website at www.highwayholdings.com.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

For further information, please contact:

Global IR Partners

David Pasquale

HIHO@globalirpartners.com

New York Office: +1-914-337-8801